SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BRIGHAM EXPLORATION COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

109178 10 3

(CUSIP Number)

Torgrim Reitan

Chief Financial Officer

Statoil ASA

Forusbeen 50, N-4035

Stavanger, Norway

Telephone No.: 011-47-5199-0000

Fax No.: 011-47-5199-0050

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil ASA shares the power to vote and dispose of the shares with Statoil Petroleum AS, Statoil International Holding AS, Statoil Investment Americas AS, Statoil E&P Americas LP, Statoil USA Properties Inc. and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil Petroleum AS I.R.S. Identification Nos. of Above Persons (entities only): 98-0555623
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil Petroleum AS shares the power to vote and dispose of the shares with Statoil ASA, Statoil International Holding AS, Statoil Investment Americas AS, Statoil E&P Americas LP, Statoil USA Properties Inc. and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil International Holding AS I.R.S. Identification Nos. of Above Persons (entities only): 98-0555624
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil International Holding AS shares the power to vote and dispose of the shares with Statoil ASA, Statoil Petroleum AS, Statoil Investment Americas AS, Statoil E&P Americas LP, Statoil USA Properties Inc. and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil Investment Americas AS I.R.S. Identification Nos. of Above Persons (entities only): 98-0555625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil Investment Americas AS shares the power to vote and dispose of the shares with Statoil ASA, Statoil Petroleum AS, Statoil International Holding AS, Statoil E&P Americas LP, Statoil USA Properties Inc. and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil E&P Americas LP I.R.S. Identification Nos. of Above Persons (entities only): 14-1873655
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil E&P Americas LP shares the power to vote and dispose of the shares with Statoil ASA, Statoil Petroleum AS, Statoil International Holding AS, Statoil Investment Americas AS, Statoil USA Properties Inc. and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Statoil USA Properties Inc. I.R.S. Identification Nos. of Above Persons (entities only): 26-3625824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Statoil USA Properties Inc. shares the power to vote and dispose of the shares with Statoil ASA, Statoil Petroleum AS, Statoil International Holding AS, Statoil Investment Americas AS, Statoil E&P Americas LP and Fargo Acquisition Inc.

CUSIP No. 109178 10 3

1	NAME OF REPORTING PERSON Fargo Acquisition Inc. I.R.S. Identification Nos. of Above Persons (entities only): 45-3740163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,790,624(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,790,624(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,790,624
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 100%
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Fargo Acquisition Inc. shares the power to vote and dispose of the shares with Statoil ASA, Statoil Petroleum AS, Statoil International Holding AS, Statoil Investment Americas AS, Statoil E&P Americas LP and Statoil USA Properties Inc.

This statement on Schedule 13D (this “Statement”) is filed by Statoil ASA, a public limited liability company organized under the laws of Norway (“Statoil”), Statoil Petroleum AS, a stock company organized under the laws of Norway and a direct, wholly owned subsidiary of Statoil (“Statoil Petroleum”), Statoil International Holding AS, a stock company organized under the laws of Norway and a direct, wholly owned subsidiary of Statoil Petroleum (“Statoil International”), Statoil Investment Americas AS, a stock company organized under the laws of Norway and a direct, wholly owned subsidiary of Statoil International (“Statoil Investment”), Statoil E&P Americas LP, a Delaware limited partnership and a direct, wholly owned subsidiary of Statoil Investment (“Statoil E&P”), Statoil USA Properties Inc., a Delaware corporation and a direct, wholly owned subsidiary of Statoil E&P (“Statoil USA”) and Fargo Acquisition Inc., a Delaware corporation (“Purchaser”) and a direct, wholly owned subsidiary of Statoil USA, and relates to the common stock, par value $0.01 per share (the “Shares”), of Brigham Exploration Company, a Delaware corporation (“Brigham”).

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is the Shares. The principal executive offices of Brigham are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed by Statoil, Statoil Petroleum, Statoil International, Statoil Investment, Statoil E&P, Statoil USA and Purchaser. Statoil, Statoil Petroleum, Statoil International, Statoil Investment, Statoil E&P, Statoil USA and Purchaser are sometimes referred to collectively as the “Reporting Persons,” and each as a “Reporting Person.” The principal executive offices of Statoil, Statoil Petroleum, Statoil International, Statoil Investment and Purchaser are located at Forusbeen 50, N-4035, Stavanger, Norway. The principal executive offices of Statoil E&P and Statoil USA are located at 2103 CityWest Blvd., Suite 800, Houston, Texas 77402. Statoil is an integrated energy company that is primarily engaged in oil and gas exploration and production activities. Statoil Petroleum, Statoil International, Statoil Investment, Statoil E&P, and Statoil USA are wholly owned subsidiaries of Statoil. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined in Item 4), and has not engaged in any activities except in connection with such transactions.

Set forth on Annex A to this Statement and incorporated herein by reference is the following information with respect to each director and executive officer of each of the Reporting Persons:

(1)	name;

(2)	business address;

(3)	principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(4)	citizenship.

(d) – (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the directors and executive officers identified on Annex A to this Statement, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth in the Offer to Purchase (as defined in Item 4) under the caption THE TENDER OFFER — Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 4.	Purpose of Transaction

Statoil, Purchaser and Brigham entered into an Agreement and Plan of Merger, dated as of October 17, 2011 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), for the purpose of Statoil’s acquisition of all of the issued and outstanding Shares. Pursuant to the Merger Agreement, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares at a purchase price of $36.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2011 (the “Offer to Purchase”), and the related letter of transmittal. A copy of the Offer to Purchase is filed with the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) filed by Statoil with the Securities and Exchange Commission (the “Commission”) on October 28, 2011 as Exhibit (a)(1)(A), and a copy of the related letter of transmittal is filed with the Schedule TO as Exhibit (a)(1)(B).

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER — Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Brigham”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

The initial offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, November 30, 2011. The subsequent offering period for the Offer expired at 12:00 midnight, New York City time, at the end of Wednesday, December 7, 2011. The Depositary has advised Statoil and Purchaser that 109,400,549 Shares were validly tendered in the Offer prior to the expiration of the subsequent offering period, which, when combined with the 6,249,857 Shares that were issued to Purchaser on December 5, 2011 pursuant to a Subscription Agreement by and between Brigham and Purchaser, represents more than 92.6% of Brigham’s outstanding Shares as of December 7, 2011. All Shares validly tendered have been accepted for payment and have been or will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

In accordance with the Merger Agreement, and as the final step of the acquisition process, Statoil and Purchaser effected a short-form merger under Delaware law on December 8, 2011 (the “Effective Time”). As of the Effective Time, each Share issued and outstanding immediately prior to the Effective Time ceased to be issued and outstanding and (other than Shares then owned by Statoil, Brigham or Purchaser or any of their respective direct and indirect, wholly owned subsidiaries and Shares that are held by any stockholders who properly demand appraisal in connection with the merger) was converted into the right to receive an amount in cash equal to $36.50, without interest thereon and less any applicable withholding taxes. Brigham survived the merger and became an indirect, wholly owned subsidiary of Statoil. Following the merger, the Shares will be delisted and will cease to trade on the NASDAQ Global Select Market.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The Depositary has advised Statoil and Purchaser that 109,400,549 Shares were validly tendered in the Offer prior to the expiration of the subsequent offering period, which, when combined with the 6,249,857 Shares that were issued to Purchaser on December 5, 2011 pursuant to a Subscription Agreement by and between Brigham and Purchaser, represents more than 92.6% of Brigham’s outstanding Shares as of December 7, 2011. All Shares validly tendered have been accepted for payment and have been or will be promptly paid for in accordance with the terms and conditions of the Offer and applicable law.

As of December 8, 2011, after the completion of the short-form merger described in Item 4, the Reporting Persons beneficially own 124,790,624 Shares, representing 100% of the issued and outstanding shares of Brigham. The Reporting Persons each has shared voting and dispositive power of 100% of the Shares.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, securities covered by this Statement.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Brigham.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Agreement and Plan of Merger, dated October 17, 2011, by and among Statoil ASA, Fargo Acquisition Inc. and Brigham Exploration Company (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by Statoil ASA with the Securities and Exchange Commission on October 17, 2011)

Exhibit 2	Offer to Purchase, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Statoil ASA with the Securities and Exchange Commission on October 28, 2011, as amended)

Exhibit 3	Letter of Transmittal, dated October 28, 2011 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Statoil ASA with the Securities and Exchange Commission on October 28, 2011, as amended)

Exhibit 4	Joint Filing Agreement dated December 9, 2011, by and among Statoil ASA, Statoil Petroleum AS, Statoil International Holding AS, Statoil Investment Americas AS, Statoil E&P Americas LP, Statoil USA Properties Inc. and Fargo Acquisition Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Statoil ASA

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	Attorney-in-Fact

Statoil Petroleum AS

By:	/s/ JEFFREY C. ZARUBA
Name:	Jeffrey C. Zaruba
Title:	Attorney-in-Fact

Statoil International Holding AS

By:	/s/ JEFFREY C. ZARUBA
Name:	Jeffrey C. Zaruba
Title:	Attorney-in-Fact

Statoil Investment Americas AS

By:	/s/ HELGE HALDORSEN
Name:	Helge Haldorsen
Title:	Vice President — Strategy and Director

Statoil E&P Americas LP

By:	Statoil Americas Investments LLC, its general partner

By:	/s/ JEFFREY C. ZARUBA
Name:	Jeffrey C. Zaruba
Title:	Treasurer and Assistant Secretary

Statoil USA Properties Inc.

By:	/s/ ANDREW BYRON WINKLE
Name:	Andrew Byron Winkle
Title:	Vice President — Asset Development

Fargo Acquisition Inc.

By:	/s/ IRENE RUMMELHOFF
Name:	Irene Rummelhoff
Title:	President

Date: December 9, 2011

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

Set forth in the table below are the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of each of the Reporting Persons. Unless otherwise noted, the business address of each director and executive officer of Statoil, Statoil Petroleum, Statoil International, Statoil Investment and Purchaser is Forusbeen 50, N-4035, Stavanger, Norway, and the business address of each director and executive officer of Statoil E&P and Statoil USA is 2103 CityWest Blvd., Suite 800, Houston, Texas 77402. Statoil is an integrated energy company that is primarily engaged in oil and gas exploration and production activities. Statoil is an integrated energy company that is primarily engaged in oil and gas exploration and production activities. Statoil Petroleum, Statoil International, Statoil Investment, Statoil E&P, and Statoil USA are wholly owned subsidiaries of Statoil. Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined in Item 4), and has not engaged in any activities except in connection with such transactions.

Statoil Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Svein Rennemo Citizenship: Norwegian	Board Chair and Member of the Board’s Compensation Committee, Statoil ASA April 2008 — Present

Board Chair, Tomra Systems ASA Drengsrudhagen 2 N-1372 Asker, Norway (Provider of Advanced Solutions Enabling Recovery and Recycling of Materials) April 2009 — Present

Board Chair, Pharmaq AS Skogmo Industriområde, N-7863 Overhalla, Norway (Pharmaceutical Company Supplying the Aquaculture Industry) March 2009 — Present

Name: Marit Arnstad Citizenship: Norwegian	Deputy Board Chair and Member of the Board’s Health, Safety and Environment (HSE) and Ethics Committee, Statoil ASA October 2007 — Present

Board Member, Statoil ASA June 2006 — Present

Lawyer, Arntzen de Besche Trondheim AS Dyre Halses gate 1a P.O. Box 8853 Solsiden N-7481 Trondheim, Norway (Law Firm) June 2009 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Board Chair, Norwegian University of Science and Technology NO-7491 Trondheim, Norway (Norway’s Primary Institution for Educating the Nation’s Future Engineers and Scientists) June 2005 — Present

Board Chair, Statskog SF P.O. Box 63 Sentrum N-7801 Namsos, Norway (Norwegian State-Owned Land and Forest Enterprise) September 2009 — Present

Deputy Board Chair, Polaris Media ASA P.O. Box 3200 Sluppen N-7003 Trondheim, Norway (Independent Media Group) October 2008 — Present

Board Member, Aker Seafoods ASA P.O. Box 1301 Vika N-0112 Oslo, Norway (Fish Products Producer and Exporter) April 2010 — Present

Name: Lady Barbara Judge Citizenship: American and British	Board Member and Member of the Board’s Audit Committee, Statoil ASA September 2010 — Present

Office address: Eversheds LLP One Wood Street EC2V London, England

Board Chair, UK Pension Protection Fund Knollys House 17 Addiscombe Road Croydon Surrey CR0 6SR, England (Statutory Fund Run by the Board of the Pension Protection Fund) April 2010 — Present

Board Member,

NV Bekaert SA

President Kennedypark 18

BE-8500 Kortrijk, Belgium

(Global Technological and Market Leader in Advanced Solutions Based on Metal Transformation and Coatings)

May 2007 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Board Member, Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 (Diversified Automotive Supplier) September 2007 — Present

Name: Bjørn Tore Godal Citizenship: Norwegian	Board Member and Member of the Board’s Compensation Committee and the HSE and Ethics Committee, Statoil ASA September 2010 — Present

Chairman of the Council, Norwegian Defence University College Akershus Festning N-0015 Oslo, Norway (Educator of personnel in the Norwegian Defence) September 2010 — Present

Name: Roy Franklin Citizenship: British	Board Member and Member of the Board’s Audit Committee and Chair of the HSE and Ethics Committee, Statoil ASA October 2007 — Present

Board Chair, Keller Group plc Capital House 25 Chapel Street London NW1 5DH, England (London-based group engineering company) July 2007 — Present (chair from 2009)

Board Member, Santos Ltd. Ground Floor Santos Centre 60 Flinders Street Adelaide South Australia 5000 (Oil and Gas Company) September 2006 — Present

Board Member, Boart Longyear Limited 10808 South River Front Parkway, Suite 600 South Jordan, Utah 84095 (Provider of Drilling Services and Equipment) October 2010 — Present

Name: Grace Reksten Skaugen Citizenship: Norwegian	Board Member and Chair of the Board’s Compensation Committee, Statoil ASA June 2002 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Self-Employed Business Consultant, Infovidi Board Services Limited / Infovidi Venture Ltd. Lilleakerveien 2 E bld 8 N-0283 Oslo, Norway (Consulting Company) August 2009 — Present

Board Chair, Entra Eiendom AS Biskop Gunnerus’ gate 14 P.O. Box 3 N-0051 Oslo, Noway (Property Company) October 2004 — Present

Board Chair, Ferd Holding AS Strandveien 50 P.O. Box 34 N-1324 Lysaker, Norway (Privately-Owned Norwegian Industrial and Financial Group) October 2009 — Present

Board Chair,

Norsk Institutt for Styremedlemmer

Lilleakerveien 2E bld 8

N-0283 Oslo, Norway

(Membership Organization for Board Members and Members of Election Committees in Listed and State-Owned Companies)

March 2009 — Present

Board Member, Investor AB Arsenalsgatan 8C SE-103 32 Stockholm, Sweden (Industrial Holding Company) May 2006 — Present

Name: Jakob Stausholm Citizenship: Danish	Board Member and Member of the Board’s Audit Committee, Statoil ASA July 2009 — Present

Chair of the Board’s Audit Committee, Statoil ASA September 2010 — Present

Chief Financial Officer, ISS A/S Møntmestervej 31 2400 Copenhagen NV, Denmark (Commercial Provider of Facility Services) September 2008 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Morten Svaan Citizenship: Norwegian	Employee-Elected Board Member and Member of the Board’s Audit Committee, Statoil ASA June 2004 — Present

Held Various Positions within Statoil ASA September 1985 — Present

Name: Lill-Heidi Bakkerud Citizenship: Norwegian

Employee-Elected Board Member (including Full-time Employee Representative as the Leader of the Trade Union Industry Energy’s Statoil Branch) and Member of the Board’s HSE and Ethics Committee,

Statoil ASA

June 2004 — Present

Name: Einar Arne Iversen Citizenship: Norwegian	Employee-Elected Board Member, Statoil ASA June 2009 — Present

Employee at Statoil ASA June 1986 — Present

Statoil Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Helge Lund Citizenship: Norwegian	President and Chief Executive Officer, Statoil ASA August 2004 — Present

Board Member, Nokia Keilalahdentie 2-4 P.O. Box 226 FIN-00045 Nokia Group Finland (Global Telecommunications Company) May 2011 — Present

Name: Øystein Michelsen Citizenship: Norwegian	Executive Vice President, Development and Production Norway, Statoil ASA November 2008 — Present

Senior Vice President, Operations North Cluster, Statoil ASA October 2007 — Present

Board Member, Oljeindustriens Landsforening P.O. Box 8065 N-4068 Stavanger, Norway (Norwegian Oil Industry Association) January 2009 — Present

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Peter Mellbye Citizenship: Norwegian	Executive Vice President, Development and Production International, Statoil ASA August 2004 — Present

Board Member, Energy Policy Foundation of Norway P.O. Box 2922 Solli N-0230 Oslo, Norway (Nonprofit Organization that Aims to Answer the World’s Most Pressing Energy Questions) February 2002 — Present

Name: William Maloney Citizenship: American	Executive Vice President, Development and Production North America, Statoil ASA January 2011 — Present

President, Statoil USA Properties Inc.

Board Member,

American Association of Petroleum Geologists (AAPG) Corporate Advisory Board

P.O. Box 979

Tulsa, Oklahoma 74101

(Advises the AAPG Leadership on Matters of Strategy and Direction)

March 2009 — Present

Board Member, American Petroleum Institute 1220 L Street, NW Washington, DC 20005 (National Trade Association Representing America’s Oil and Natural Gas Industry) February 2011 — Present

Name: Eldar Sætre Citizenship: Norwegian	Executive Vice President, Marketing, Processing and Renewable Energy, Statoil ASA October 2003 — Present

Board Member, Strømberg Gruppen AS Fjøsangerveien 70 A N-5068 Bergen, Norway (Real estate leasing company) July 2006 — Present

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Board Member, Trucknor AS Heiane 4 N-5131 Nyborg, Norway (Authorized Dealer and Service Center for Volvo Trucks and Buses) November 2005 — Present

Name: Margareth Øvrum Citizenship: Norwegian	Executive Vice President, Technology, Projects and Drilling, Statoil ASA September 2004 — Present

Board Member,

Atlas Copco AB

Sickla Industriväg 19, Nacka

SE-105 23 Stockholm, Sweden

(Industrial Group with World-Leading Positions in Compressors, Construction and Mining Equipment, Power Tools and Assembly Systems)

April 2008 — Present

Board Member, Ratos AB P.O. Box 1661 SE-111 96 Stockholm, Sweden (Listed Private Equity Conglomerate) May 2009 — Present

Name: Timothy Dodson Citizenship: British	Executive Vice President, Exploration, Statoil ASA January 2011 — Present

Name: John Knight Citizenship: British	Executive Vice President, Global Strategy and Business Development, Statoil ASA January 2011 — Present

Name: Tove Stuhr Sjøblom Citizenship: Canadian, Norwegian	Executive Vice President, Chief Staff Officer, Statoil USA January 2011 — Present

Name: Torgrim Reitan Citizenship: Norwegian	Executive Vice President and Chief Financial Officer, Statoil ASA January 2011 — Present

Chairman, Statoil Petroleum AS

Statoil Petroleum Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Torgrim Reitan Citizenship: Norwegian	Chairman, Statoil Petroleum AS

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Executive Vice President and Chief Financial Officer, Statoil ASA January 2011 — Present

Name: Odd Helge Bruvik Citizenship: Norwegian	Director, Statoil Petroleum AS

Manager — Tax, Statoil ASA

Name: Asleiv Jon Brandsøy Citizenship: Norwegian	Director, Statoil Petroleum AS

General Manager, Statoil Petroleum AS

Controller — Finance & Control, Statoil ASA

Name: Nina Birgitte Koch Citizenship: Norwegian	Director, Statoil Petroleum AS

Senior Vice President — Finance & Control, Statoil ASA

Name: Hans Henrik Klouman Citizenship: Norwegian	Director, Statoil Petroleum AS

General Counsel, Statoil ASA

Statoil Petroleum Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Asleiv Jon Brandsøy Citizenship: Norwegian	General Manager, Statoil Petroleum AS

Director, Statoil Petroleum AS

Controller — Finance & Control, Statoil ASA

Statoil International Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Kjell Fuglestad Citizenship: Norwegian	Chairman, Statoil International Holding AS

Vice President — Finance, Statoil ASA

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Finn Lexow Citizenship: Norwegian	Director, Statoil International Holding AS

Senior Vice President — Tax, Statoil ASA

Name: Brit Kvia Citizenship: Norwegian	Director, Statoil International Holding AS

Manager — Accounting, Statoil ASA

Name: Siv Helen Rygh Torstensen Citizenship: Norwegian	Director, Statoil International Holding AS

Vice President — Legal, Statoil ASA

Statoil International Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Lise Lunde Citizenship: Norwegian	General Manager, Statoil International Holding AS

Head of Internal Treasury Management, Statoil ASA

Statoil Investment Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Øivind Reinertsen Citizenship: Norwegian	Director, Statoil Investment Americas AS

President, Statoil Investment Americas AS

Director, Statoil Americas Investments LLC

President, Statoil Americas Investments LLC

Senior Vice President, Utsira High Development in Field Development, Development and Production Norway, Statoil ASA

Name: Jason Nye Citizenship: American	Director, Statoil Investment Americas AS

Director, Statoil Americas Investments LLC

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Director, Statoil USA Properties Inc.

Director, Fargo Acquisition Inc. October 2011 — Present

Vice President, Finance & Control, Development and Production North America Statoil ASA January 2011 — Present

Name: Helge Haldorsen Citizenship: Norway	Director, Statoil Investment Americas AS

Statoil Investment Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Kristoffer Mikal Marø Citizenship: Norwegian	General Manager, Statoil ASA

Controller — Finance & Control, Statoil ASA

Statoil E&P Board of Directors

Statoil E&P has no directors because its general partner, Statoil Americas Investments LLC, acts on its behalf. Statoil Americas Investments LLC is a Delaware limited liability company and a direct, wholly owned subsidiary of Statoil Investment (“Statoil Americas”). The business address of each director of Statoil Americas is 2103 CityWest Blvd., Suite 800, Houston, Texas 77402. Set forth in the table below are the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director of Statoil Americas.

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Timothy Dodson Citizenship: British	Director, Statoil Americas Investments LLC

Executive Vice President, Exploration, Statoil ASA January 2011 — Present

Name: Jason Nye Citizenship: American	Director, Statoil Americas Investments LLC

Director, Statoil Investment Americas AS

Director, Statoil USA Properties Inc.

Director, Fargo Acquisition Inc. October 2011 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Vice President, Finance & Control, Development and Production North America Statoil ASA January 2011 — Present

Name: Øivind Reinertsen Citizenship: Norwegian	Director, Statoil Americas Investments LLC

President, Statoil Americas Investments LLC

Director, Statoil Investment Americas AS

President, Statoil Investment Americas AS

Senior Vice President, Utsira High Development in Field Development, Development and Production Norway, Statoil ASA

Statoil E&P Executive Officers

Statoil E&P has no executive officers because its general partner, Statoil Americas, acts on its behalf. Set forth in the table below are the name, business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer of Statoil Americas.

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Øivind Reinertsen Citizenship: Norwegian	President, Statoil Americas Investments LLC

Director, Statoil Americas Investments LLC

Director, Statoil Investment Americas AS

President, Statoil Investment Americas AS

Senior Vice President, Utsira High Development in Field Development, Development and Production Norway, Statoil ASA

Name: Anthony Doré Citizenship: British	Vice President, Statoil Americas Investments LLC

Vice President, Statoil Global New Ventures

Name: Trygve Flack Citizenship: Norwegian	Vice President — Chief Financial Officer, Statoil Americas Investments LLC

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Corporate Controller, Statoil DPI/DPNA

Name: Lars Havardsholm Citizenship: Norwegian	Vice President — Field Development, Statoil Americas Investments LLC

Name: Ole Preben Berget Citizenship: Norwegian	Vice President — Operations, Statoil Americas Investments LLC

Name: Jeffrey C. Zaruba Citizenship: American	Treasurer and Assistant Secretary, Statoil Americas Investments LLC

Name: Paul R. Owen Citizenship: American	Secretary and General Counsel, Statoil Americas Investments LLC

General Counsel and Secretary, Statoil USA Properties Inc.

Secretary and Vice President, Legal, Fargo Acquisition Inc. October 2011 — Present

Managing Counsel, Upstream USA and North America, Statoil ASA January 2008 — Present

Name: James R. Meek Citizenship: American	Vice President, Statoil Americas Investments LLC

Name: William Raymond Moore III Citizenship: American	Land Manager, Statoil Americas Investments LLC

Name: Charles O’Brien Citizenship: American	Assistant Secretary, Statoil Americas Investments LLC

General Counsel, Statoil North America Inc.

Statoil USA Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Andrew Byron Winkle Citizenship: British	Director, Statoil USA Properties Inc.

Vice President — Asset Development, Statoil USA Properties Inc.

Director, Fargo Acquisition Inc. October 2011 — Present

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Vice President, United States Onshore, Statoil ASA January 2009 — Present

Name: Kathy Kanocz Citizenship: American	Director, Statoil USA Properties Inc.

Director, Fargo Acquisition Inc. October 2011 — Present

Vice President, HSE, Statoil Development, Production North America, Statoil ASA January 2011 — Present

Name: Jason Nye Citizenship: American	Director, Statoil USA Properties Inc.

Director, Statoil Investment Americas AS

Director, Statoil Americas Investments LLC

Director, Fargo Acquisition Inc. October 2011 — Present

Vice President, Finance & Control, Development and Production North America Statoil ASA January 2011 — Present

Statoil USA Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: William Maloney Citizenship: American	President, Statoil USA Properties Inc.

Executive Vice President, Development and Production North America, Statoil ASA January 2011 — Present

Board Member,

American Association of Petroleum Geologists (AAPG)

Corporate Advisory Board

P.O. Box 979

Tulsa, Oklahoma 74101

(Advises the AAPG Leadership on Matters of Strategy and

Direction)

March 2009 — Present

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Board Member, American Petroleum Institute 1220 L Street, NW Washington, DC 20005 (National Trade Association Representing America’s Oil and Natural Gas Industry) February 2011 — Present

Name: Andrew Byron Winkle Citizenship: British	Vice President — Asset Development, Statoil USA Properties Inc.

Director, Statoil USA Properties Inc.

Director, Fargo Acquisition Inc. October 2011 — Present

Vice President, United States Onshore, Statoil ASA January 2009 — Present

Name: Richard Todd Sandig Citizenship: American	Vice President — Chief Financial Officer, Statoil USA Properties Inc.

Vice President — Finance & Control, Statoil

Name: Veronica H. Roa Citizenship: American	Vice President — Land, Statoil USA Properties Inc.

Vice President — Land, Development and Production North America, Statoil USA Onshore

Name: Per Haaland Citizenship: Norwegian	Vice President — Operations, Statoil USA Properties Inc.

Vice President, Statoil USA Onshore

Name: Michele O’Callaghan Citizenship: Irish	Vice President — Subsurface, Statoil USA Properties Inc.

Vice President — Subsurface, Development and Production North America, Statoil USA Onshore

Name: Stephen Bull Citizenship: British	Vice President — Commercial, Statoil USA Properties Inc.

Vice President, Statoil

Name: Shawna Kelley Shelor Citizenship: American	Vice President — Human Resources, Statoil USA Properties Inc.

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Head of Human Resources, Statoil USA Onshore and USA Offshore
Name: Irene Rummelhoff Citizenship: Norwegian	Vice President — Business Development, Statoil USA Properties Inc.

President, Fargo Acquisition Inc. October 2011 — Present

Senior Vice President, Strategy and Business Development North America, Statoil ASA January 2011 — Present

Name: Paul R. Owen Citizenship: American	General Counsel and Secretary, Statoil USA Properties Inc.

Secretary and General Counsel, Statoil Americas Investments LLC

Secretary and Vice President, Legal, Fargo Acquisition Inc. October 2011 — Present

Managing Counsel, Upstream USA and North America, Statoil ASA January 2008 — Present

Name: Martin Pastore Citizenship: American	Vice President — Tax, Statoil USA Properties Inc.

Vice President — Tax, Statoil North America Inc.

Purchaser Board of Directors

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Kathy Kanocz Citizenship: American	Director, Fargo Acquisition Inc. October 2011 — Present

Director, Statoil USA Properties Inc.

Vice President, HSE, Statoil Development, Production North America, Statoil ASA January 2011 — Present

Name: Jason Nye Citizenship: American	Director, Fargo Acquisition Inc. October 2011 — Present

Director, Statoil Investment Americas AS

Board Member Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Director, Statoil Americas Investments LLC

Director, Statoil USA Properties Inc.

Vice President, Finance & Control, Development and Production North America Statoil ASA January 2011 — Present

Name: Andrew Byron Winkle Citizenship: British	Director, Fargo Acquisition Inc. October 2011 — Present

Director, Statoil USA Properties Inc.

Vice President — Asset Development, Statoil USA Properties Inc.

Vice President, United States Onshore, Statoil ASA January 2009 — Present

Purchaser Executive Officers

Executive Officer Name and Country of Citizenship	Present Principal Occupation or Employment and Business Address
Name: Irene Rummelhoff Citizenship: Norwegian	President, Fargo Acquisition Inc. October 2011 — Present

Vice President — Business Development, Statoil USA Properties Inc.

Senior Vice President, Strategy and Business Development North America, Statoil ASA January 2011 — Present

Name: Paul R. Owen Citizenship: American	Secretary and Vice President, Legal, Fargo Acquisition Inc. October 2011 — Present

Secretary and General Counsel, Statoil Americas Investments LLC

General Counsel and Secretary, Statoil USA Properties Inc.

Managing Counsel, Upstream USA and North America, Statoil ASA January 2008 — Present